ICON PUBLIC LIMITED COMPANY
South County Business Park
Leopardstown
Dublin 18, Ireland

April 26, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley

Re:	ICON public limited company Registration Statement on Form F-4 File No. 333-254891

Dear Ms. Bagley:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form F-4 (the “Registration Statement”) filed by ICON public limited company (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2021, as amended on April 26, 2021, be accelerated to April 27, 2021 at 4:30 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Ross Sturman of Cahill Gordon & Reindel LLP at (212) 701-3831.

*****

Very truly yours,

ICON public limited company

By:	/s/ Brendan Brennan
	Name:	Brendan Brennan
	Title:	Chief Financial Officer